UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL ___________________________ OMB NUMBER: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response . . . . . . . . . . . . . . . . . 10.4

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5)*  (1)

VALCENT PRODUCTS, INC.

(Name of Issuer)

Common Stock

(Title of Class Securities)

918881103
(CUSIP NUMBER)

May 11, 2009

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(1) This filing is being submitted to correct an error in line No. 11 entitled “Percent of Class Represented by Amount in Row (9)” in the Schedule 13G Amendment No. 5 filed by the reporting persons on May 20, 2009 that was caused when the document was converted into html format.  No other information to the Schedule 13G Amendment No. 5 has been revised in this filing.

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CUSIP NO.  918881103

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

                                Agosto Corporation Limited and J. Gordon Murphy as joint filers pursuant to Rule 13d-1(k)

2.	Check the appropriate Box if a Member of a Group (See Instructions)

(a)	☐

(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Agosto is a British Virgin Islands corporation and J. Gordon Murphy is a citizen of Canada.

	5.	Sole Voting Power …85,536,220 shares are beneficially owned by Agosto and 2,000,00 shares are beneficially owned by EXOMS, Ltd. See description in Item 4 below.
Number of
Shares	6.	Shared Voting Power
Beneficially
Ownend by Each Reporting	7.	Sole Dispositive Power …85,536,220 shares are beneficially owned by Agosto and 2,000,000shares are beneficially owned by EXOMS, Ltd. See further description of the contractual limitations with respect to Agosto’s dispositive power in Item 4 below
Person
	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
14.8% by J. Gordon Murphy, of which approximately 14.5% is beneficially owned by Agosto (see further description in Item 4 below)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 14.8%

12	Type of Reporting Person (See Instructions)

•	Agosto Corporation Ltd: CO
•	J. Gordon Murphy: IN

      Item 1
(a)	Name of Issuer:	Valcent Products, Inc.
	Address of Issuer's Principal Executive Offices:	89 West Pender St., Suite 1010
Vancouver, BC Canada V6C IH2

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CUSIP NO.  918881103

Item 2 (a), and (b):

This Schedule 13G is being filed on behalf of Agosto Corporation Ltd., and J. Gordon Murphy, as joint filers (collectively the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which  is attached to this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

The principal business office of the Reporting Persons is:

Catherine E. Christopher Building

Wickhams Cay 1, Road Town
Tortola, British Virgin Islands

(c) Citizenship:                                                                        Agosto is a British Virgin Islands corporation and Dr. Murphy is a Canadian citizen.

(d) Title of Class of Securities:                                              Common Stock

(e) CUSIP Number:                                                                    918881103

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐ An investment adviser in accordance with §240.13d- 1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:   87,536,220.   The total beneficial ownership of the Reporting Persons includes 85,836,220 shares held by Agosto Corporation and 2,000,000 shares held by EXOMS Ltd.  J. Gordon Murphy is the sole shareholder and a control person of both Agosto Corporation and EXOMS and therefore for the purposes of Rule 13d-3 Dr. Murphy may be deemed the beneficial owner of the shares beneficially held by Agosto Corporation and EXOMS.

82,836,220 shares of common stock beneficially owned by Agosto were acquired in May 2009 upon the settlement of certain debt owed to Agosto by Valcent Products Inc.  These shares are subject to a lock-up agreement which prohibits their disposition until January 1, 2010 and thereafter permits Agosto to dispose of up to 20,709,055 shares in each calendar quarter of 2010.  After December 31, 2010 there are no contractual restrictions on Agosto’s ability to dispose of the shares.

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CUSIP NO.  918881103

(b) Percent of class:	14.8%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote	87,536,220 (of which 85,536,220 shares arebeneficially held by Agosto)

(ii) Shared power to vote or to direct the vote	0

(iii) Sole power to dispose or to direct the disposition of	87,536,220 (of which 85,536,220 shares arebeneficially held by Agosto and certain of which are subject to the restrictions described in Item4(a) above)

(iv) Shared power to dispose or to direct the disposition of	0

Item 5. Ownership of Five Percent or Less of a Class.  Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.  Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.  Not Applicable

Item 8. Identification and Classification of Members of the Group.  Not Applicable

Item 9. Notice of Dissolution of Group.  Not Applicable

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 20, 2009

/s/ Agosto Corporation Ltd
By: J. Gordon Murphy, President

Date: May 20, 2009

/s/ J. Gordon Murphy
Gordon Murphy

EXHIBIT INDEX

     Exhibit Description

       99.1         Joint Filing Agreement

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